UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March, 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director Shareholding





                           Pearson plc (the Company)
                          --------------------------

In 2001, the Company established the Pearson Long Term Incentive Plan (the Plan) for the purpose of providing a long-term share incentive for executive directors and senior executives of the Pearson group. The Plan provided for the grant of two separate categories of award relating to ordinary shares in the Company (Shares) - option awards and restricted share awards.

Restricted Share Awards Granted on 9 May 2001

The vesting of restricted share awards granted on 9 May 2001 was dependent on the Company's free cash flow per share performance over the three-year period 2001 to 2003, as set out in the 2003 annual report and accounts.

On 25 February 2005, these restricted share awards vested as to 70.5 % of the Shares originally comprised in the award (the Vested Shares). 75% of the Vested Shares form the main tranche of the Award which may be called for by participants within 6 months of vesting. Each of the executive directors has exercised their right to call for the main tranche of their Vested Shares and these Shares were released to them on 1 March 2005. The remaining 25% of the Vested Shares form a deferred tranche which may be called for after 9 May 2006, subject to continued employment and retention of the main tranche (other than shares sold to satisfy any personal tax liabilities) to that date.

As a result of Shares being released, the following executive directors have become entitled to the number of Shares shown in the second column below. The number of Shares shown in the third column below were sold on 1 March 2005 at a price of 634.14 pence per share in order to discharge tax and social security liabilities on the Shares received, leaving the after-tax number of Shares set out in the final column below.

Name of Director   Shares Released        Shares Sold to            Shares
                   (@ 75% of vesting      discharge tax             Retained
                   shares)                liabilities

David Bell            11,527                 4,726                    6,801
John Makinson         13,948                 5,719                    8,229
Marjorie Scardino     29,293                12,010                   17,283


Restricted Share Awards Granted on 8 April 2002

On 1 March 2005 Rona Fairhead exercised a right to call for 5,000 shares under a restricted share award granted to her on 8 April 2002. This award vested in full on the third anniversary of the date of her employment by the Company on 8 October 2004.

2,050 Shares were sold on 1 March 2005 at a price of 634.14 pence per share in order to discharge tax and social security liabilities on the Shares received, leaving 2,950 Shares retained after tax.

Interests of the Directors

As a result of the above transactions, the executive directors are interested in the following Shares (excluding Shares to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans) :

Name of Director           Number of Shares              % of Capital
David Bell                     84,106                       0.01047
Rona Fairhead                  15,660                       0.00195
John Makinson                 124,127                       0.01545
Marjorie Scardino             145,044                       0.01806

The Shares required to satisfy these awards have been sourced from an employee benefit trust established by the Company. As a result of the release of Shares described above, the number of Shares held by Pearson Employee Share Trustees Limited (as trustee of the Pearson Employee Share Trust) is now 23,072 Shares (representing 0.00287% of the Company's issued ordinary share capital).

Each of the executive directors of the Company is for Companies Act purposes, regarded as interested in all the shares held by this trust. Despite the technical interest in all the Shares each executive director will only be entitled to receive from the Trust that number of Shares to which he or she is entitled under share plans operated by the Company in which he or she participates.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 02 March 2005


                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary